** AH 1/7/2003

SEC MAIL PROCESSING SECTION RECEIVED DEC 3 1 2002 WASH, D.C. 155

02053816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32450

20153

FACING PAGE

.......ation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Lincoln Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 Normal Boulevard, Suite A
(No. and Street)

Lincoln (City) Nebraska (State) 68506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Rooney (402) 488-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dana F. Cole & Company, LLP
(Name – *if individual, state last, first, middle name*)

1248 O Street, Suite 500 (Address) Lincoln (City) Nebraska (State) 68508 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 3 2003
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PS 1/9/03

OATH OR AFFIRMATION

I, Michael Rooney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Lincoln Investments, Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY-State of Nebraska
JAMES J. POWERS
My Comm. Exp. Oct. 6, 2005

Signature

12-27-02

Title

President

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LINCOLN INVESTMENTS, INC.

LINCOLN, NEBRASKA

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

FIRST LINCOLN INVESTMENTS, INC.
TABLE OF CONTENTS

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 200
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Lincoln Investments, Inc.
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of First Lincoln Investments, Inc. as of September 30, 2002, and the related statements of income and stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Lincoln Investments, Inc. as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 9 through 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dana F. Cole + Company, LLP

Lincoln, Nebraska
November 14, 2002

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

CURRENT ASSETS	
Cash in bank	9,739
Money market	43
Commissions receivable	13,056
Investment	7,200
Prepaid expenses	4,058
Total current assets	34,096
FURNITURE AND EQUIPMENT	
Office equipment	80,940
Less accumulated depreciation	(51,372)
Total furniture and equipment	29,568
OTHER ASSETS	
Deposit with clearing organization	10,000
TOTAL ASSETS	73,664

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Commissions payable	6,803
Payroll taxes payable	1,907
Total current liabilities	8,710
STOCKHOLDER'S EQUITY	
Capital stock - authorized 10,000 shares; $1 par value common; issued and oustanding 2,000 shares of which 1,000 are in the treasury	2,000
Additional paid-in capital	100,500
Retained earnings (deficit)	(22,546)
	79,954
Less treasury stock at cost	(15,000)
Total stockholder's equity	64,954
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	73,664

See accompanying notes to financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF INCOME AND CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDING SEPTEMBER 30, 2002

REVENUES	
Commissions	296,438
Miscellaneous	19,465
Total revenues	315,903
EXPENSES	
Advertising	2,557
Commissions	152,675
Clearing	38,617
Correspondent fees	3,595
Depreciation	9,940
Donations	1,820
Dues and subscriptions	9,153
Insurance	10,739
Miscellaneous	757
Postage	1,913
Printing	278
Professional fees	2,405
Quotation expense	10,337
Rent	20,992
Salaries	64,357
Seminar	1,131
Supplies	5,920
Taxes	6,892
Telephone	6,620
Total expenses	350,698
INCOME (LOSS) FROM OPERATIONS	(34,795)
OTHER INCOME (EXPENSE)	
Interest income	232
NET INCOME (LOSS)	(34,563)
RETAINED EARNINGS, beginning	12,017
RETAINED EARNINGS (DEFICIT), ending	(22,546)

See accompanying notes to financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS AND GENERAL CREDITORS
YEAR ENDING SEPTEMBER 30, 2002

SUBORDINATED LIABILITIES, October 1, 2001	- 0 -
Increases	
None	- 0 -
Decreases	
None	- 0 -
SUBORDINATED LIABILITIES, September 30, 2002	- 0 -

See accompanying notes to financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDING SEPTEMBER 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions received	308,491
Miscellaneous receipts	19,465
Interest received	232
Cash provided by operating activities	328,188
Cash paid for salaries and commissions	223,326
Cash paid for operating expenses	122,458
Cash disbursed for operating activities	345,784
Net cash used in operating activities	(17,596)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(17,498)
Net cash used in investing activities	(17,498)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid-in capital	21,000
Net cash provided by financing activities	21,000
NET INCREASE (DECREASE) IN CASH	(14,094)
CASH AND TEMPORARY INVESTMENTS, beginning of year	23,876
CASH AND TEMPORARY INVESTMENTS, end of year	9,782

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDING SEPTEMBER 30, 2002

Reconciliation of Net Income (Loss) to Net Cash Used in Operating Activities	
Net Income (Loss)	(34,563)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation and amortization	9,940
(Increase) Decrease in:	
Commissions receivable	12,053
Prepaid expenses	1,830
Increase (Decrease) in:	
Commissions payable	(6,294)
Payroll taxes payable	(562)
Total adjustments	16,967
Net cash used in operating activities	(17,596)

See accompanying notes to financial statements.

FIRST LINCOLN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

First Lincoln Investments, Inc., (Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company is a small brokerage firm located in Lincoln, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds.

Organization

First Lincoln Investments, Inc. is organized as a Corporation in the State of Nebraska.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed for financial statement purposes on a straight-line basis over the estimated useful lives of the related assets ranging from three to ten years.

For Federal and state income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Temporary Investments

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company computes and records income and taxes currently payable based upon their taxable income, which may be different from pretax accounting income. This difference arises from recording expenses not deductible on tax returns. The tax effect of this difference is recognized by adjustment currently to the provision for taxes.

Advertising

Advertising expenditures paid by the Company are expensed as incurred.

Investments

Investments are composed of 600 shares of NASD, Inc. and are stated at cost which approximates fair value.

NOTE 2. LEASES

The Company leases office space from Ayres and Associates, Inc. The lease is a three year lease expiring December 30, 2003.

The following is a schedule of future minimum rental payments required under the lease as of September 30, 2002:

2003	19,800
2004	4,950
2005	- 0 -
2006	- 0 -
2007	- 0 -
	24,750

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At September 30, 2002, the Company had net capital of $24,128, which was $19,128 in excess of its required net capital. The Company's net capital ratio was .36 to 1.

ACCOMPANYING INFORMATION

FIRST LINCOLN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF SEPTEMBER 30, 2002

NET CAPITAL		
Total stockholder's equity		64,954
Total stockholder's equity qualified for net capital		64,954
Deductions and/or charges		
A. Nonallowable assets		
Investments	7,200	
Prepaid expenses	4,058	
Furniture and equipment	29,568	40,826
Net capital before haircuts on securities positions		24,128
NET CAPITAL		24,128
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Commissions payable		6,803
Payroll taxes payable		1,907
Total aggregate indebtedness		8,710
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		
Company		5,000
Excess net capital at 1500%		19,128
Excess net capital at 1000%		23,257
Ratio: Aggregate indebtednes to net capital		.36 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		24,127
Adjustment		
Rounding		1
Net capital per audited financial statements		24,128

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT ON EXEMPTION UNDER SEC. RULE 15c3-3
AS OF SEPTEMBER 30, 2002

First Lincoln Investment, Inc. is exempt from rule 15c3-3 under its following rule section:

C(K)(2)(ii) - All customer transactions are cleared through another broker - dealer on a fully disclosed basis.

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 200
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
First Lincoln Investments, Inc.
Lincoln, Nebraska

In planning and performing our audit of the financial statements and supplemental schedules of First Lincoln Investments, Inc. for the year ended September 30, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dana F. Cole + Company, LLP

Lincoln, Nebraska
November 14, 2002